02017285

EXECUTED COPY

P.E. 2/26/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 26, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

OFFICIAL NOTICE

February 26th 2002

The Repsol YPF Board of Directors meeting, held in Madrid on January 30th 2002 last, adopted the following resolution:

1.- To accept the resignation presented by Mr. José María Abril Pérez as Member of this Board, and thank him for the services lent during his term of office.

2.- To appoint as Member of the Repsol YPF Board of Directors, Mr. Gregorio Villalabeitia Galárraga, to cover the vacancy left following the resignation of Mr. José María Abril Pérez, and subject to ratification at the next Annual General Shareholders Meeting.

Mr. Gregorio Villalabeitia Galarraga will serve on the Board as an Institutional Member, nominated by the Banco Bilbao Vizcaya Argentaria, S.A..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: February 26, 2002

By: [signature]

Name: Carmelo de las Morenas

Title: Chief Financial Officer